UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)


             Northrop Grumman Corporation (formerly NNG, Inc.)
    --------------------------------------------------------------------
                              (Name of Issuer)




                                Common Stock
                       ------------------------------
                       (Title of Class of Securities)



                                666807 10 2
              ------------------------------------------------
                               (CUSIP Number)




                               Scott Renwick
                               Unitrin, Inc.
                           One East Wacker Drive
                             Chicago, IL 60601
                               (312) 661-4520

           -----------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                                May 16, 2001

           -----------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.
                      (Continued on following pages)

                             Page 1 of 10 Pages





CUSIP No. 666807 10 2                                      Page 2 of  10 Pages
-------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Unitrin, Inc.
     95-4255452
-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a) [   ]
                                                                    (b) [   ]
-------------------------------------------------------------------------------
3.   SEC Use Only

-------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     OO
-------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e) [   ]
-------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
                         7.   Sole Voting Power
      Number of               1,332,404
       Shares            ------------------------------------------------------
     Beneficially        8.   Shared Voting Power
      Owned by                7,950,017
        Each             ------------------------------------------------------
      Reporting          9.   Sole Dispositive Power
       Person                 1,332,404
        With             ------------------------------------------------------
                         10.  Shared Dispositive Power
                              7,950,017
-------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     9,282,421
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)           [   ]
-------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     10.9%
-------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     HC, CO






CUSIP No. 666807 10 2                                      Page 3 of  10 Pages
-------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Trinity Universal Insurance Company
     75-0620550
-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a) [   ]
                                                                    (b) [   ]
-------------------------------------------------------------------------------
3.   SEC Use Only

-------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     OO
-------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e) [   ]
-------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Texas
-------------------------------------------------------------------------------
                         7.   Sole Voting Power
      Number of               0
       Shares            ------------------------------------------------------
     Beneficially        8.   Shared Voting Power
      Owned by                4,613,925
        Each             ------------------------------------------------------
      Reporting          9.   Sole Dispositive Power
       Person                 0
        With             ------------------------------------------------------
                         10.  Shared Dispositive Power
                              4,613,925
-------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     4,613,925
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)           [   ]
-------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     5.4%
-------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IC, CO






CUSIP No. 666807 10 2                                      Page 4 of  10 Pages
-------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     United Insurance Company of America
     36-1896670
-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a) [   ]
                                                                    (b) [   ]
-------------------------------------------------------------------------------
3.   SEC Use Only

-------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     OO
-------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e) [   ]
-------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Illinois
-------------------------------------------------------------------------------
                         7.   Sole Voting Power
      Number of               0
       Shares            ------------------------------------------------------
     Beneficially        8.   Shared Voting Power
      Owned by                3,336,092
        Each             ------------------------------------------------------
      Reporting          9.   Sole Dispositive Power
       Person                 0
        With             ------------------------------------------------------
                         10.  Shared Dispositive Power
                              3,336,092
-------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     3,336,092
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)           [   ]
-------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     3.9%
-------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IC, CO






                                                           Page 5 of  10 Pages
Amendment No. 1 to Schedule 13D

     This Amendment No. 1 amends and supplements the Schedule 13D originally filed by Unitrin, Inc., Trinity Universal Insurance Company and United Insurance Company of America, dated April 3, 2001. Terms used herein and not otherwise defined have the meanings given such terms in the original Schedule 13D, dated April 3, 2001.

Item 1.    Security and Issuer.

     The class of equity securities to which this Schedule 13D relates is the common stock, par value $1.00 per share (the "Common Stock"), of Northrop Grumman Corporation (formerly NNG, Inc.), a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1804 Century Park East, Los Angeles, California 90067.

Item 2.    Identity and Background.

     For information concerning the directors and executive officers of Unitrin, Inc. ("Unitrin"), Trinity Universal Insurance Company ("Trinity") and United Insurance Company of America ("United"), see Schedules UNIT, T and U, respectively, to this Schedule 13D. All persons listed on such Schedules are U.S. citizens.

     No filing person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years; nor, to the best knowledge and belief of the filing persons, has anyone listed in the attached Schedules been convicted in such proceedings.

     To the best knowledge and belief of the filing persons, during the past five years no filing person nor anyone listed on the attached Schedules was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended to add the following to the end of
Item 3:

     The reporting persons acquired the Series B Convertible Preferred Stock of the Issuer in the exchange offer whereby the Issuer offered shareholders of Litton Industries, Inc. ("Litton") the opportunity to exchange their shares of common stock of Litton and preferred stock of Litton for a combination of Common Stock, Series B Convertible Preferred Stock of the Issuer and cash. The Series B Convertible Preferred Stock provides that it is only convertible into Common Stock upon the approval of the Issuer's shareholders discussed below. The reporting persons have been informed by the Issuer that at the annual meeting of shareholders of the Issuer held on May 16, 2001, the shareholders of the Issuer approved the issuance of Common Stock upon conversion of the Series B Convertible Preferred Stock of the Issuer. Accordingly, the amount of Common Stock beneficially owned by the reporting persons increased as a result of the ability of the holders of Series B Convertible Preferred Stock to immediately acquire Common Stock upon conversion of the Series B Convertible Preferred Stock held by them. This increase in beneficial ownership held by each of the reporting persons is reflected on the cover pages and in Item 5 of this Schedule 13D.



                                                           Page 6 of  10 Pages

Item 4.    Purpose of Transaction.

     Although their plans may change in the future, except as otherwise noted, the reporting persons do not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions set forth in sub-items (a) through (j) of Item 4, except that Unitrin or its affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional shares of Common Stock or Series B Convertible Preferred Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock or Series B Convertible Preferred Stock now owned or hereafter acquired by them to one or more purchasers.

Item 5.    Interest in Securities of the Issuer.

     For information regarding the aggregate number and percentage of outstanding shares of Common Stock beneficially owned by the reporting persons, as well as the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote or sole or shared power to dispose or to direct the disposition, please see the information presented on the cover pages to this Schedule 13D, pages 2-4.

     As indicated on the cover page, Unitrin beneficially owns 1,332,404 shares of Common Stock over which it has sole voting and dispositive power and such beneficial ownership is attributable to Unitrin's direct ownership of 1,462,314 shares of Series B Convertible Preferred Stock which is convertible into 1,332,404 shares of Common Stock. Unitrin beneficially owns 7,950,017 shares of Common Stock over which it has shared voting and dispositive power and such beneficial ownership is attributable to Trinity's and United's ownership of 7,665,281 shares of Common Stock in the aggregate, and Trinity's direct ownership of 312,498 shares of Series B Convertible Preferred Stock, which is convertible into 284,736 shares of Common Stock.

     As indicated on the cover page, Trinity beneficially owns 4,613,925 shares of Common Stock over which it has shared voting and dispositive power and such beneficial ownership is attributable to Trinity's direct ownership of 4,329,189 shares of Common Stock and 312,498 shares of Series B Convertible Preferred Stock, which is convertible into 284,736 shares of Common Stock.

     As indicated on the cover page, United beneficially owns 3,336,092 shares of Common Stock over which it has shared voting and dispositive power and such beneficial ownership is attributable to United's direct ownership of such number of shares of Common Stock.

     To the best knowledge and belief of the filing persons, during the past sixty (60) days no filing person, nor any person listed in the attached Schedules, has entered into any transactions involving the Issuer's Common Stock except, with respect to the filing persons, for the transactions described in Item 3. To the best knowledge and belief of the filing persons, no one listed on the attached Schedules beneficially owns shares of the Issuer's Common Stock.




                                                           Page 7 of  10 Pages

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 18, 2001,                    UNITRIN, INC.

                                       By:    /s/ David F. Bengston
                                              ---------------------------------
                                       Name:  David F. Bengston
                                              ---------------------------------
                                       Title: Vice President
                                              ---------------------------------


Date: May 18, 2001,                    TRINITY UNIVERSAL INSURANCE COMPANY

                                       By:    /s/ John Boschelli
                                              ---------------------------------
                                       Name:  John Boschelli
                                              ---------------------------------
                                       Title: Assistant Treasurer
                                              ---------------------------------


Date: May 18, 2001,                    UNITED INSURANCE COMPANY OF AMERICA


                                       By:    /s/ Scott Renwick
                                              ---------------------------------
                                       Name:  Scott Renwick
                                              ---------------------------------
                                       Title: Vice President
                                              ---------------------------------





                                                           Page 8 of  10 Pages


                                                              SCHEDULE UNIT
                                                              -------------

                               UNITRIN, INC.


NAME (ALL U.S. CITIZENS          BUSINESS               POSITION WITH UNITRIN (PRINCIPAL OCCUPATION,
UNLESS OTHERWISE NOTED)          ADDRESS                IF DIFFERENT, PRESENTED IN FOOTNOTES)
------------------------   -------------------   -------------------------------------------------------------
James E. Annable                   (2)            Director

------------------------   -------------------   -------------------------------------------------------------
David F. Bengston (8)              (1)            Vice President

------------------------   -------------------   -------------------------------------------------------------
Eric J. Draut (8)                  (1)            Senior Vice President, Treasurer & Chief Financial Officer

------------------------   -------------------   -------------------------------------------------------------
Douglas G. Geoga                   (3)            Director

------------------------   -------------------   -------------------------------------------------------------
Reuben L. Hedlund                  (4)            Director

------------------------   -------------------   -------------------------------------------------------------
Jerrold V. Jerome                  (5)            Director
------------------------   -------------------   -------------------------------------------------------------
William E. Johnston, Jr.           (6)            Director

------------------------   -------------------   -------------------------------------------------------------
Edward J. Konar                    (1)            Vice President

------------------------   -------------------   -------------------------------------------------------------
Scott Renwick                      (1)            Secretary & General Counsel

------------------------   -------------------   -------------------------------------------------------------
Richard Roeske(8)                  (1)            Vice President and Chief Accounting Officer

------------------------   -------------------   -------------------------------------------------------------
Fayez S. Sarofim                   (7)            Director

------------------------   -------------------   -------------------------------------------------------------
Donald G. Southwell (8)            (1)            Senior Vice President

------------------------   -------------------   -------------------------------------------------------------
Richard C. Vie (8)                 (1)            Chairman of the Board, President & Chief Executive Officer

------------------------   -------------------   -------------------------------------------------------------


(1)  One East Wacker Drive, Chicago, Illinois 60601.
(2) Mr. Annable is a Senior Vice President and Director of Economics of Bank One Corporation. One First National Plaza, Suite 0476,
     Chicago, Illinois 60670.
(3)  Mr. Geoga is President of Hospitality Investment Fund, L.L.C.
     200 West Madison, 38th Floor, Chicago, Illinois 60606.
(4) Mr. Hedlund is a partner in the law firm of Hedlund, Hanley & Trafelet. 55 West Monroe Street, Suite 3100, Chicago, Illinois 60603.
(5)  Mr. Jerome is a retired executive.  41 Country Meadows Road,
     Rolling Hills Estates, CA 90274.
(6) Mr. Johnston is President de Conseil de Surveillance and a director of Salins Europe. 155 N. Harbor Drive, Chicago, Illinois 60601.
(7) Mr. Sarofim is the Chairman of the Board and President of Fayez Sarofim & Co., a registered investment advisor.
     Two Houston Center, Suite 2907, Houston, Texas 77010
(8)  See also Schedule(s) T and/or U, filed herewith.





                                                           Page 9 of  10 Pages


                                                                    SCHEDULE U
                                                                    ----------



                    UNITED INSURANCE COMPANY OF AMERICA


NAME (ALL U.S. CITIZENS         BUSINESS         POSITION WITH UNITED (PRINCIPAL OCCUPATION,
UNLESS OTHERWISE NOTED)         ADDRESS          IF DIFFERENT, PRESENTED IN FOOTNOTES)
------------------------   -------------------   ---------------------------------------------
Eric J. Draut (2)                  (1)           (A) Director

------------------------   -------------------   ---------------------------------------------
Patricia G. Grider                 (1)           Senior Vice President & Secretary

------------------------   -------------------   ---------------------------------------------
Richard J. Miller                  (1)           Vice President

------------------------   -------------------   ---------------------------------------------
Thomas D. Myers                    (1)           Treasurer

------------------------   -------------------   ---------------------------------------------
Don M. Royster, Sr.                (1)           Director & President

------------------------   -------------------   ---------------------------------------------
David L. Smith                     (1)           Vice President

------------------------   -------------------   ---------------------------------------------
Donald G. Southwell (2)            (1)           (A) Director & Chairman of the Board

------------------------   -------------------   ---------------------------------------------
Richard C. Vie (2)                 (1)           (A) Director

------------------------   -------------------   ---------------------------------------------
Charles L. Wood                    (1)           Vice President

------------------------   -------------------   ---------------------------------------------

(1) One East Wacker Drive, Chicago, Illinois 60601.
(2) See also Schedule(s) T and/or UNIT, filed herewith.

(A) Member, Investment Committee of the Board of Directors.






                                                         Page 10 of  10 Pages

                                                                   SCHEDULE T
                                                                   ----------



                    TRINITY UNIVERSAL INSURANCE COMPANY


NAME (ALL U.S. CITIZENS              BUSINESS         POSITION WITH TRINITY (PRINCIPAL OCCUPATION,
UNLESS OTHERWISE NOTED)              ADDRESS          IF DIFFERENT, PRESENTED IN FOOTNOTES)
-----------------------------   -------------------   -----------------------------------------------
David F. Bengston (3)                   (1)           Director

-----------------------------   -------------------   -----------------------------------------------
Roger M. Buss                           (2)           Vice President

-----------------------------   -------------------   -----------------------------------------------
Donald C. Crutchfield                   (2)           Vice President

-----------------------------   -------------------   -----------------------------------------------
Eric J. Draut (3)                       (1)           (A) Director

-----------------------------   -------------------   -----------------------------------------------
Judith E. Fagan                         (2)           Senior Vice President, Secretary & Director

-----------------------------   -------------------   -----------------------------------------------
William P. Fisanick                     (2)           Chief Actuary

-----------------------------   -------------------   -----------------------------------------------
Samuel L. Fitzpatrick                   (1)           Director

-----------------------------   -------------------   -----------------------------------------------
Dennis O. Halsey                        (2)           Senior Vice President

-----------------------------   -------------------   -----------------------------------------------
Ronald I. Henry                         (2)           Vice President

-----------------------------   -------------------   -----------------------------------------------
Dorothy A. Langley                      (2)           Vice President & Corporate Counsel

-----------------------------   -------------------   -----------------------------------------------
Kenneth C. Marcus                       (4)           Vice President

-----------------------------   -------------------   -----------------------------------------------
Clark H. Roberts                        (2)           Treasurer

-----------------------------   -------------------   -----------------------------------------------
Richard Roeske (3)                      (1)           Director

-----------------------------   -------------------   -----------------------------------------------
James A. Schulte                        (2)           Vice President

-----------------------------   -------------------   -----------------------------------------------
Donald G. Southwell (3)                 (1)           President, Director & Chairman of the Board

-----------------------------   -------------------   -----------------------------------------------
Keith J. Taylor                         (5)           Vice President

-----------------------------   -------------------   -----------------------------------------------
Richard C. Vie (3)                      (1)           (A) Director

-----------------------------   -------------------   -----------------------------------------------

(1)  One East Wacker Drive, Chicago, Illinois 60601.
(2) Trinity Universal Insurance Company, 10000 North Central Expressway, Dallas, Texas 75231
(3)  See also, Schedules(s) U and/or UNIT, filed herewith.
(4)  803 West Michigan Street, Milwaukee, Wisconsin 53233.
(5)  2450 14th Avenue SE, Albany, Oregon 97321.

(A)  Member, Investment Committee of the Board of Directors.